UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )*

IFTH ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

45171V 109

(CUSIP Number)

William Caragol

1690 South Congress Avenue, Suite 200

Delray Beach, Florida 33445

561-805-8009

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 1, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 pages)

CUSIP No. 45171V 109	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Blue Moon Energy Partners LLC (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-2787081
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,570,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,570,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.9%
14	TYPE OF REPORTING PERSON: OO

(1) Blue Moon Energy Partners LLC is owned by R&R Consulting Partners LLC (50%), Barry Edelstein (16.67%), Jeffrey Cobb (16.67%) and William Caragol (16.67%). R&R Consulting Partners LLC is controlled by Scott R. Silverman.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.01 per share of IFTH Acquisition Corp., a Delaware corporation (“IFTH”). The principal executive offices of IFTH are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Blue Moon Energy Partners LLC (“Blue Moon”), a Florida corporation. Blue Moon’s principal place of business and principal office is located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Set forth below is the name, present principal occupation or employment, if any, and the name, principal business and address of any corporation or other organization in which such employment is conducted for each member of Blue Moon, and each person controlling such member, where applicable. Unless otherwise indicated, each individual is a citizen of the United States, and the business address of each individual or entity is c/o Blue Moon Energy Partners LLC, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445:

R&R Consulting Partners LLC, a Florida limited liability company
Business Consulting Company
Controlled by: Scott R. Silverman

Chairman of the Board of IFTH

Barry Edelstein

Managing Partner, Structure Growth Capital, Inc.

1100 Green Valley Road

Bryn Mawr, Pennsylvania 19010

Jeffrey Cobb

Chief Operating Officer, IT – Resource Solutions, Inc.

5311 Tildens Grove Blvd

Windermere, Florida 34786

William Caragol

President, VeriChip Corporation

During the last five years, neither Blue Moon nor, to the best of Blue Moon’s knowledge, any of its members has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Blue Moon financed the acquisition of the shares through the capital contributions of its members. No funds were borrowed.

Item 4.	Purpose of Transaction.

On August 1, 2008 Blue Moon entered into a Purchase Agreement for the purchase of 2,570,000 shares of common stock of IFTH (the “Shares”) from Applied Digital Solutions, Inc. d/b/a Digital Angel Corporation (“Digital Angel”). Blue Moon paid $400,000 in consideration for the Shares, which represented Digital Angel’s entire interest in IFTH.

Except as set forth in this Schedule 13D, Blue Moon does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) and (b) Following the acquisition of the Shares, Blue Moon beneficially owns 2,570,000 shares of common stock of IFTH, representing 49.9% of the outstanding common stock. Blue Moon has the sole power to vote and to dispose of the Shares. Each of the members of Blue Moon may be deemed to beneficially own shares of common stock through their interests in Blue Moon, and through private holdings as follows:

Member	Potential Deemed Ownership Through Blue Moon	Other shares held	Total Potential Deemed Ownership	Potential Deemed Ownership Percentage
R&R Consulting Partners LLC (1)	1,285,000	0	1,285,000	25%
Barry Edelstein	428,419	0	428,419	8.3%
Jeffrey Cobb (2)	428,419	237,500	665,919	12.9%
William Caragol	428,419	0	428,419	8.3%

(1)  R&R Consulting Partners LLC is controlled by Scott R. Silverman, Chairman of the Board of IFTH. Mr. Silverman holds 550,000 shares and options not included in the above.

(2)  Jeffrey Cobb’s shares held includes vested options to purchase 237,500 shares, and his potential ownership percentage assumes exercise of such options.

(c)  On July 25, 2008, Scott R. Silverman, owner of R&R Consulting Partners LLC, received, as Chairman of the Board of IFTH, stock options to purchase 500,000 shares of common stock of IFTH at an exercise price of $0.21. Such stock options are exercisable beginning on July 25, 2009.

Except for the transactions described herein, to the best of Blue Moon’s knowledge as of the date hereof, neither Blue Moon nor any of its members named above has effected any transaction in shares of IFTH common stock during the past 60 days.

(d)  Each of the members named in Item 2 above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of IFTH common stock deemed to be beneficially owned by Blue Moon through their respective interests in Blue Moon.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

Except for the purchase agreement described above, to the knowledge of Blue Moon, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between the persons enumerated in Item 2, and any other person, with respect to any securities of IFTH.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.   Stock Purchase Agreement, dated August 1, 2008, between Digital Angel Corporation and Blue Moon Energy Partners LLC.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 11, 2008

BLUE MOON ENERGY PARTNERS LLC

By:	William J. Caragol
Name:	William J. Caragol
Title:	Manager